October 3, 2006

David J. Gilmartin, Esq.
Vice President, General Counsel, Secretary
Richardson Electronics, Ltd.
40W267 Keslinger Road
LaFox, Illinois 60147

> **Re:** **Richardson Electronics, Ltd.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 19, 2006**
> **File No. 333-130219**

Dear Mr. Gilmartin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 for Form 10-K for the Fiscal Year Ended May 28, 2005

Item 9A. Controls and Procedures, page 80

(e) Report of Independent Registered Public Accounting Firm, page 83

1.   The audit report of KPMG LLP included on pages 77 - 78 is dated August 26, 2005, except for the Stock-Based Compensation and Earnings per Share sections of Note A as to which the date is February 1, 2006, and Note B and the geographic and long-lived asset information included in Note M as to which the

date is August 30, 2006. Note B includes the disclosures related to your restatements of the fiscal 2003, 2004, and 2005 financial statements for certain errors. In your Item 4.02 Form 8-K filed April 7, 2006, you disclose that these errors were discovered on or after April 4, 2006. The report on internal control over financial reporting of KPMG LLP on pages 83 – 86 is dated August 26, 2005, prior to the discovery of these errors that resulted in the restatement of your financial statements and prior to the audit date for Note B of the financial statements. Please request your auditors to explain what consideration they gave to PCAOB AS 2, including paragraph 197 which states that since you recalled and reissued your previously issued financial statements and the auditor's report to reflect the correction of a misstatement, the auditor should presume that their report on your internal control over financial reporting as of same specified date also should be recalled and reissued to reflect the material weakness that existed at that date. We also note from paragraph 171 that the reports should be dated the same.

2.   Please also tell us your consideration of whether the disclosures provided under Item 307 of Regulation S-K in the original filing need to be modified, supplemented or corrected in order to explain the relationship between failure of the disclosure controls and procedures and the restated financial statements.

Amendment No. 1 to Forms 10-Q for the Quarterly Periods Ended September 3, and December 3, 2005

Financial Statements, page 2

Note B. Restatement, page 5

3.   On page 71 of your June 3, 2006 Form 10-K, you disclose a control deficiency with respect to your evaluation of the reasonableness of assumptions with respect to the realizability of certain deferred tax assets. You disclose that the control deficiency resulted in material errors in the deferred tax asset valuation allowances which required adjustment to your financial statements for fiscal 2006 and the third quarter of 2006 and restatement of your financial statements for fiscal 2005, the third quarter of 2005 and for the first and second quarters of fiscal 2006. In reviewing your disclosure included in the Forms 10-Q of the nature of the errors related to the restatement as required by paragraph 37 of APB 20, we noted no discussion in these notes of the nature of the material error disclosed in your June 3, 2006 Form 10-K related to your deferred tax assets. Please amend to

disclose the nature of these errors and the effect of their correction as required by paragraph 37 of APB 20.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via facsimile): Scott Hodes, Esq.